UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             STEAMPUNK WIZARDS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    35645W106
                                 (CUSIP Number)

                          Ventus Investment Holding Ltd
                     43A/1 St. Paul's Building, West Street
                                Valletta VLT 1532
                                 Matla - Europe
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 2015
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 35645W106                                            Page 2 of 5 Pages
-------------------                                            -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ventus Investment Holding Ltd.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    =OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Malta - Europe
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,757,758 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 shares
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,757,758 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 shares
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,757,758 shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     approximately 17.5505% (based on 27,153,676 shares of Common Stock, the most recent publicly available information of the Issuer's issued and outstanding shares as of August 27, 2015)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 35645W106                                            Page 3 of 5 Pages
-------------------                                            -----------------


ITEM 1. SECURITY AND ISSUES.

This  Schedule  13D  ("Statement")  relates  to the  common  stock of  Steampunk
Wizards, Inc. (previously named "Freedom Petroleum, Inc."), a corporation organized under the laws of the State of Nevada ("Issuer"). The principal executive office of the Issuer is located at 11620 Wilshire Blvd, Office 43, Suite 900, West Wilshire Center, West Los Angeles, CA 90025.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Ventus Investment Holding Ltd. (the "Reporting Person").

     (b) Ventus Investment Holding Ltd.'s principal office is located at 43A/1 St. Paul's Building, West Street, Valletta VLT 1532.

     (c) The Reporting Person is currently a holder of more than 5% outstanding common stock of the Issuer.

     (d) The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ventus Investment Holding Ltd. is a corporation incorporated in Malta.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Exchange Agreement by and among the Issuer, Anton Lin, Steampunk Wizards Ltd. ("Malta Co.") and all the Shareholders of Malta Co. (including the Reporting Person), Mr. Lin Transferred a total of 10,096,229 shares of common stock of the Issuer to the shareholders of Malta Co., of which the Reporting Person received 4,757,758 shares which represent approximately 17.5505% of the Issuer's issued and outstanding common stock (based on the total number of 27,153.676 shares of common stock issued and outstanding).

ITEM 4. PURPOSE OF THE TRANSACTION.

As described above in Item 3, the securities were acquired by the Reporting Person pursuant to a Share Exchange Agreement, which caused a merger of the Issuer and Malta Co..

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Filer beneficially owns 4,757,757 shares (17.5505%) (the "Shares") of the 27,153,676 outstanding shares of the Issuer.

     (b) The Reporting Persons hold sole power to dispose of the Shares.

     (c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e) Not applicable.

                                  SCHEDULE 13D
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CUSIP NO. 35645W106                                            Page 4 of 5 Pages
-------------------                                            -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 35645W106                                            Page 5 of 5 Pages
-------------------                                            -----------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2015


/s/ David Zammit
---------------------------------
David Zammit
Director
Ventus Investment Holding Ltd.